Exhibit 99.4
Email to Business Partners

September 14, 2023
Subject: PFS Strategic Update

Dear [NAME],
As a valued partner of PFS, I wanted to share that, earlier today, we announced an execution of merger agreement between GXO and PFSweb, Inc. If you are interested, the details of the announcement and the strategic benefits to both PFS and GXO can be viewed in the press release, we issued this morning, at the link below.
PFSweb, Inc. to be Acquired by GXO Logistics, Inc.
This pending transaction validates our status as a premium eCommerce order fulfillment provider in the industry, and once the transaction is complete, we will have access to GXO’s distribution network, technology, and global resources, all of which will reinforce our value proposition. We are excited about the opportunity to join the GXO organization and bolster our best-in-class operations, and we will continue to leverage key partners, like yourself, to deliver exceptional experiences for our clients.
As of today, there will be no changes to our partnership. We will keep you informed when the transaction is complete, which we expect to occur in the fourth quarter of 2023. I look forward to future conversations where I can share additional details around our vision as a part GXO.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of PFS, nor is it a substitute for the tender offer materials that PFS and GXO will file with the SEC.